                                                                       Exhibit 3

                             ELECTION OF DIRECTORS

                                  PROPOSAL 1

     Set forth below is information concerning the nominees for director to be elected at the Annual Meeting. The Board of Directors expects that all the nominees will be available for election. In the event that any of the nominees for any reason should become unavailable, proxies will be voted for a nominee or nominees designated by the Board of Directors, unless the Board of Directors reduces the number of directors.

     Pursuant to the Investment Agreement dated December 11, 1995, as amended, between the Company, Fluor Daniel, Inc. ("Fluor Daniel") and a subsidiary of each of the Company and Fluor Daniel (the "Investment Agreement"), Fluor Daniel has agreed (a) until April 30, 1999, to vote all shares of Common Stock owned by it in favor of fixing the size of the Board of Directors at not more than seven and in favor of not less than three Independent Directors, and (b) until the annual stockholders' meeting of the Company (or written consent in lieu thereof) held in 1998, to vote all shares of Common Stock owned by it in favor of Allan
S. Bufferd and Robert P. Schechter in any election of members of the Board of Directors. Under the Investment Agreement, an "Independent Director" is defined as a director who is not (apart from such directorship) (i) an officer, affiliate, employee, principal stockholder, consultant or partner of Fluor Daniel or any affiliate of Fluor Daniel or of any entity that was dependent upon Fluor Daniel or any affiliate of Fluor Daniel for more than 3% of its revenues or earnings in its most recent fiscal year, (ii) an officer, employee, consultant or partner of the Company or any affiliate of the Company or an officer, employee, principal stockholder, consultant or partner of an entity that was dependent upon the Company or any affiliate of the Company for more than 3% of its revenues or earnings in its most recent fiscal year (unless agreed to in writing by Fluor Daniel) or (iii) an officer, director, employee, principal stockholder, consultant or partner of a person that is a competitor of Fluor Daniel or any of its affiliates (unless agreed to in writing by Fluor Daniel) or of the Company or any of its affiliates.

     Allan S. Bufferd and Ernie Green have served as the Independent Directors since May 10, 1996. Messrs. Bufferd and Green have been nominated to serve as the Independent Directors for the next year; however, effective December 31, 1996, Mr. Schechter resigned as a director of the Company. Although the Board of Directors has initiated and is continuing a search to find a replacement Independent Director, a suitable candidate has not been identified at the date of mailing this proxy statement. Mr. Schechter has not been nominated, and only two Independent Directors have been nominated. Accordingly, the Company has for this Annual Meeting waived the requirement under the Investment Agreement that Fluor Daniel vote its shares in favor of three Independent Directors and for Mr. Schechter at the Annual Meeting. Proxies cannot be voted for more than six nominees. Pursuant to Section 223 of the Delaware General Corporation Law and
Section 8.1(c) of the Company's By-laws, the Board of Directors intends to appoint a third Independent Director to serve until the next annual meeting of stockholders.

     On December 22, 1995, the Company entered into an employment agreement with Walter C. Barber pursuant to which, among other things, the Company is obligated to employ Mr. Barber as a director until May 10, 1999.

   THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR ELECTION OF ALL NOMINEES FOR DIRECTOR.

RONALD G. PETERSON, AGE 53

     Mr. Peterson has been Chairman of the Board of the Company since December 8, 1997, and has been a Director since May 19, 1997. He has been Group President -- Government, Environmental and Telecommunications of Fluor Daniel since March 1997. From April 1995 through March 1997, he served as President,

Government Services Operating Company of Fluor Daniel. From 1990 to 1995, he served as Vice President and General Manager, Space and Strategic Propulsion Business Unit of Alliant Techsystems.

WALTER C. BARBER, AGE 56

     Mr. Barber has been a Director of the Company since 1989 and served as Chairman from 1993 to May 1996. Mr. Barber has served as President and Chief Executive Officer since joining the Company in 1989. From 1983 to 1989, Mr. Barber was Vice President of Environmental Management and Administration of Chemical Waste Management Inc., a hazardous waste management services company. Previously, Mr. Barber was Director of Research and Technology Development for the Uranium Mill Tailings Project of Jacobs Engineering Group, Inc., an engineering and construction firm. Mr. Barber was also an executive with the U.S. Environmental Protection Agency, holding positions as its Director of the Office of Air Quality Planning and Standards and as Director of the Standards and Regulations Division.

ALLAN S. BUFFERD, AGE 60

     Mr. Bufferd has been a Director of the Company since 1988. Since 1986 Mr. Bufferd has been the Deputy Treasurer and Director of Investments of the Massachusetts Institute of Technology ("M.I.T."). In such capacity Mr. Bufferd manages the assets of M.I.T.'s endowment and pension funds. Prior to 1986, Mr. Bufferd served as the Associate Treasurer and Recording Secretary of M.I.T. In that position he was primarily responsible for private placements and international and venture capital investments of M.I.T.'s endowment and pension assets. Mr. Bufferd is also a director of Massbank Corp., and he serves as a Trustee of Wheelock College and of the Whiting Foundation, and as Vice Chairman of the Board of the Beth Israel Deaconess Medical Center (Boston).

J. MICHAL CONAWAY, AGE 49

     Mr. Conaway has been a Director of the Company since May 10, 1996, when Fluor Daniel acquired a majority interest in the Company. Since December 1996 he has served as Senior Vice President and Chief Financial Officer of Fluor Corporation, the holding company of Fluor Daniel. From May 1994 to December 1996, he served as Vice President and Chief Financial Officer, and from 1993 to May 1994, he served as Vice President, Finance, of Fluor Corporation. From 1988 until joining Fluor Corporation, Mr. Conaway was a Vice President, Chief Financial Officer and a director of National Gypsum Company and its parent, Aancor Holdings, Inc.

ERNIE GREEN, AGE 59

     Mr. Green has been a Director of the Company since May 10, 1996, when Fluor Daniel acquired a majority interest in the Company. He is founder, President and Chief Executive Officer of EGI, Inc., a manufacturer of automotive components. He is also President of Florida Engineering, Inc., a subsidiary of EGI. Mr. Green is a director of Acordia, Inc., Bank One, Dayton, N.A., DPL, Inc., Duriron Company, Inc., and Eaton Corporation.

DAVID L. MYERS, AGE 51

     Mr. Myers has been a Director of the Company since May 10, 1996, when Fluor Daniel acquired a majority interest in the Company, and served as Chairman until December 8, 1997. Since March 29, 1997, Mr. Myers has served as Group President -- Industrial, of Fluor Daniel. From July 1994 to March 1997, he served as President, Environmental Strategies of Fluor Daniel. From 1984 until July 1994, he served as Fluor Daniel's Vice President of Business Units and of various other Fluor Daniel subsidiaries.

                   THE BOARD OF DIRECTORS AND ITS COMMITTEES.

GENERAL

     The Board of Directors of the Company held four meetings during the Fiscal Year. Each of the Directors attended at least 75% of the meetings of the Board of Directors and of each Committee on which he serves. The Board of Directors has two standing committees, the Audit Committee and the Compensation Committee. The Audit Committee, of which Messrs. Bufferd (Chairman), Conaway, Green, Myers and Peterson are currently members, oversees the accounting and tax functions of the Company, including matters relating to the appointment and activities of the Company's auditors. The Audit Committee met twice during the Fiscal Year. The Compensation Committee, of which Messrs. Green (Chairman), Bufferd, Conaway, Myers and Peterson are currently members, reviews and makes recommendations concerning executive salaries, bonuses and the Company's stock plans. The Compensation Committee met twice during the Fiscal Year. The Board of Directors does not currently have a standing nominating committee.

COMPENSATION OF DIRECTORS

     The compensation for the Fiscal Year to the non-employee directors was $7,500 plus $1,000 for each day of attendance at meetings of the Board of Directors or Committees. (The full year compensation has been set at $15,000 plus $1,000 for each day of attendance at meetings.) In addition, directors were reimbursed for out-of-pocket expenses for attending Board and Committee meetings.

     Under the Company's Amended and Restated 1995 Director Plan (the "Director Plan"), each non-employee director automatically receives a one-time option to purchase 5,000 shares of the Company's Common Stock. In addition, annually on the third Tuesday of June, each non-employee director receives an option to purchase 2,500 shares of the Company's Common Stock. The exercise price of the options is 100% of the fair market value of the Common Stock on the date options are granted. In the event of a change of control of the Company, all outstanding options automatically become fully exercisable. Options become exercisable in equal annual installments over three years, and they expire seven years from their date of grant. Options granted pursuant to the Director Plan are not assignable or transferable other than by will or the laws of descent and distribution, and are exercisable during an optionee's lifetime only by him.

     In the event an optionee ceases to be a member of the Board of Directors for any reason other than death or disability, any then unexercised options granted to such optionee under the Director Plan will, to the extent not then exercisable, immediately terminate and become void, and any options which are then exercisable but have not been exercised at the time the optionee so ceases to be a member of the Board of Directors may be exercised, to the extent they are then exercisable, by the optionee within a period of thirty days following such time the optionee so ceases to be a member of the Board of Directors, but in no event later than the expiration date of the option.

     In the event an optionee ceases to be a member of the Board of Directors by reason of his disability or death, any option granted under the Director Plan to such optionee shall be immediately and automatically accelerated and become fully vested, and any unexercised option may be exercised by the optionee (or by the optionee's personal representative, heir or legatee) until the scheduled expiration date of the option.

     Outstanding options under the 1995 Director Plan as of May 10, 1996 were adjusted pursuant to the Fluor Daniel Transactions (as defined in footnote 8 of the table set forth under the heading "Share Ownership of Management and Principal Holders").

CERTAIN BUSINESS RELATIONSHIPS

     In connection with the Investment Agreement, the Company and Fluor Daniel entered into a Marketing Agreement and an Intercompany Services Agreement pursuant to which the Company has received, and it is anticipated that the Company will receive in the future, revenues from Fluor Daniel; and pursuant to which Fluor Daniel has received, and it is anticipated that it will receive in the future, revenues from the Company. During the Fiscal Year the amount of such revenues to either the Company or Fluor Daniel did not equal at least 5% of that entity's respective consolidated gross revenues. Messrs. Myers and Peterson are officers of Fluor Daniel, and Mr. Conaway is an executive officer of Fluor Corporation, the holding company of Fluor Daniel.

                             EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation for services in all capacities to the Company and its subsidiaries during the Fiscal Year, the six-month interim fiscal year ended October 31, 1996 (the "Interim Fiscal Year"), and the previous full fiscal year of those persons who were, at October 31, 1997, the Company's Chief Executive Officer and its other four most highly compensated executive officers (collectively, the "named executive officers"):

                           SUMMARY COMPENSATION TABLE

                                          ANNUAL COMPENSATION                        LONG TERM COMPENSATION
                                ------------------------------------   ----------------------------------------------------
NAME AND PRINCIPAL POSITION IN    YEAR (1)  SALARY ($)  BONUS ($) (2)         RESTRICTED  STOCK OPTIONS      OTHER
 INTERIM FISCAL YEAR                                                             STOCK       (#) (3)      COMPENSATION
                                                                                AWARDS                       ($) (4)
                                                                                 ($)
---------------------------------------------------------------------------------------------------------------------------
Walter C. Barber...............     1997     260,000         15,000                 0             8,500         17,138
   President and Chief              1996A    125,428              0                 0                 0          2,257
   Executive Officer                1996     260,000         78,000(5)        247,500(6)         77,700          6,243

J. Steven Paquette.............     1997     148,462         10,000                 0             7,000         86,287
   Vice President and               1996A     67,716              0                 0                 0          1,263
   General Manager,                 1996     140,000         40,000                 0            25,900         19,307(7)
   North Region

Wendell W. Lattz...............     1997     150,000              0                 0             7,000          5,873
   Sr. Vice President and           1996A     72,540              0                 0                 0          1,039
   General Manager,                 1996     150,000         35,000                 0            25,900          3,321
   South Region

Glenn V. Batchelder............     1997     135,000         10,000                 0             5,000         15,202
   Vice President and               1996A     67,500              0                 0                 0          2,043
   Regional Manager                 1996     135,000         30,000                 0            15,000          4,664

Anne Nolan.....................     1997     128,462         10,000                 0             4,000         15,129
   Vice President,                  1996A     60,000              0                 0                 0          1,747
   Business Administration          1996     113,077         22,000                 0            10,000          3,702

---------------------

(1) Information regarding the Interim Fiscal Year is set forth in the row headed "1996A".

(2) The amounts indicated under "Bonus" are based on service during the fiscal years indicated, although paid during the following fiscal year.

(3) Options granted during the Fiscal Year were granted pursuant to the Company's Amended and Restated 1987 Stock Plan. Pursuant to the Fluor Daniel Transactions, all outstanding options were adjusted, and the table sets forth the adjusted options.

(4) The total amounts shown in this column for the last fiscal year consist of the following: (i) Mr. Barber: $638 -- Health insurance offset; $8,400 -- Company contributions to defined contribution plans; $6,209 -- discounted employee stock purchase; $1,890 -- Benefit attributable to Company-provided life insurance policy; (ii) Mr. Paquette: $638 -- Health insurance offset; $455 -- Vacation cash out; $9,000 -- Cash surrender value of life insurance policy; $300 -- Attendance award; $5,526 -- Company contributions to defined contribution plans; $70,168 -- Relocation expenses; $200 -- Benefit attributable to Company-provided life insurance policy; (iii) Mr. Lattz:
     $638-- Health insurance offset; $300 -- Attendance award; $4,731 -- Company contributions to defined contribution plans; $204 -- Benefit attributable to Company-provided life insurance policy; (iv) Mr. Batchelder: $638 -- Health insurance offset; $9,000 -- Cash surrender value of life insurance policy; $5,452 -- Company contributions to defined contribution plans;
     $112 -- Benefit attributable to Company-provided life insurance policy; and
     (v) Ms. Nolan: $638 -- Health insurance offset; $9,000 -- Cash surrender value of life insurance policy; $5,219 -- Company contributions to defined contribution plans; $272 -- Benefit attributable to Company-provided life insurance policy.

(5) Mr. Barber's bonus was paid 50% in cash ($39,000) and 50% in stock (3,714 shares of Common Stock, valued at $10.50 per share on June 10, 1996).

(6) Represents the dollar value on June 27, 1995, the award date, of an award to Mr. Barber of 20,000 shares of restricted Old Common Stock. On such date, the fair market value of the Old Common Stock was $12.375.

     Restrictions with respect to 100% of these shares lapsed upon the change of control of the Company pursuant to the Fluor Daniel Transactions described elsewhere in this Proxy Statement. If a change of control had not occurred, restrictions on these shares would have lapsed on September 19, 2002, or earlier in the event certain operating performance targets for the Company were met. The amount ultimately realized by Mr. Barber in respect of these shares depends upon the value of the shares when he sells them. No other executives in the Company hold restricted stock.

(7) Includes $16,219 in 1996 and $11,035 in 1995 relating to forgiveness of a loan. Upon hiring Mr. Paquette in February 1993, the Company agreed to continue a loan he received from his previous employer for relocation expenses, which was required to be repaid when he left to join the Company.

STOCK OPTIONS

     The following table contains information concerning the grant of stock options made during the Fiscal Year under the Company's long-term incentive program to the named executive officers:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                           INDIVIDUAL GRANTS(1)
                           ---------------------------------------------------------------------------------------------------------

                               NUMBER OF
                               SECURITIES         PERCENT OF TOTAL
                               UNDERLYING        OPTIONS GRANTED TO        EXERCISE                                    GRANT DATE
                                OPTIONS          EMPLOYEES IN FISCAL      PRICE ($/SH)                                PRESENT VALUE
NAME                           GRANTED (#)             YEAR                   (2)              EXPIRATION DATE            ($)(3)
------------------------------------------------------------------------------------------------------------------------------------

Walter C. Barber...........        8,500               8.1                    8.25                 12/02/02                33,065
J. Steven Paquette.........        7,000               6.6                    8.25                 12/02/02                27,230
Wendell W. Lattz...........        7,000               6.6                    8.25                 12/02/02                27,230
Glenn V. Batchelder........        5,000               4.7                    8.25                 12/02/02                19,450
Anne Nolan.................        4,000               3.8                    8.25                 12/02/02                15,560

___________________

(1) As a matter of policy, no SARs were granted to any of the named executive officers.

(2) Options were granted with an exercise price equal to the fair market value of the underlying common stock on the date of grant. The exercise price and tax withholding obligations related to exercise may be paid by delivery of already owned shares or by offset of the underlying shares, subject to certain conditions.

(3) The Grant Date Present Value is computed using the Black-Scholes option pricing model based on the following general assumptions: (a) an Expected Option Life of five years which reflects a reduction of the actual seven year term of the option based on historical data regarding the average length of time an executive holds an option before exercising; (b) a Risk-Free Interest Rate that represents the interest rate on a U.S. Treasury Strip with a maturity date corresponding to that of the Expected Option Life; (c) Stock Price Volatility is calculated using daily stock prices over an eight-month period preceding the grant date; and (d) Dividend Yield is assumed to be zero. Notwithstanding the fact that these options are non-transferable, no discount for lack of marketability was taken. The option value was not discounted for risk of forfeiture during the vesting period. The actual value, if any, an executive may realize will depend upon the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance that the value realized by the executive will be at or near the amount shown. Options were granted for a term of seven years, subject to earlier termination in certain events related to termination of employment, and vest in five equal annual installments commencing 12 months after the date of grant. The specific option pricing model assumptions for this grant were as follows: $8.25 Exercise Price; 6.0% Risk Free Interest Rate; 44.4% Stock Price Volatility; and 0% Dividend Yield.

  AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                    VALUES

        The following table sets forth information regarding options exercised by the named executive officers during the Fiscal Year, as well as the number of shares covered by all exercisable and non-exercisable stock options held by these individuals at year-end.

          NAME            SHARES ACQUIRED     VALUE             NUMBER OF SECURITIES UNDERLYING      VALUE OF UNEXERCISED IN-THE-
                          ON EXERCISE (#)   REALIZED ($)         UNEXERCISED OPTIONS AT FISCAL     MONEY OPTIONS AT FISCAL YEAR-END
                                                                           YEAR-END (#)                         ($) (1)
                                                               ---------------------------------------------------------------------

                                                                   EXERCISABLE    UNEXERCISABLE         EXERCISABLE    UNEXERCISABLE

------------------------------------------------------------------------------------------------------------------------------------

Walter C. Barber.........       0                0                   138,467          79,969               1,169           4,675
J. Steven Paquette.......       0                0                    24,926          26,321                 963           3,850
Wendell W. Lattz.........       0                0                    36,235          26,969                 963           3,850
Glenn V. Batchelder......       0                0                    44,329          21,484                 686           2,750
Anne Nolan...............       0                0                     7,922          12,266                 550           2,200

________________

(1) The value of unexercised in-the-money options at year-end assumes a fair market value for the Company's Common Stock of $8.9375, the average of the high and low prices of the Company's Common Stock on October 31, 1997 (the end of the Fiscal Year).

LONG-TERM AWARDS

         The following table provides information with respect to the named executive officers concerning cash incentive awards made during fiscal 1997 under the Company's Executive Compensation Program. Each award under the Company's Executive Compensation Program represents the right to receive an amount in cash if earnings targets for a specified period, as established by the Compensation Committee, are achieved. If earnings fall below the threshold amount, no award is payable. If earnings fall between the threshold amount and the target amount or between the target amount and the maximum amount then the amount of the award is prorated accordingly. In addition, an individual performance factor multiplier of from 0 to 2.0 will adjust the actual award level. Payments made under the Executive Compensation Program are reported in the Summary Compensation Table in the year of payout, if any.

           EXECUTIVE COMPENSATION PROGRAM-AWARDS IN LAST FISCAL YEAR

          NAME                 PERFORMANCE OR          ESTIMATED FUTURE PAYOUTS UNDER NON-STOCK
                             OTHER PERIOD UNTIL                 PRICE-BASED PLANS ($)
                                MATURATION OR
                                  PAYOUT  (#)      ---------------------------------------------
                                                        THRESHOLD      MIDDLE TARGET    MAXIMUM
------------------------------------------------------------------------------------------------
Walter C. Barber........           3 years                 15,750           63,000      126,000
J. Steven Paquette......           3 years                 12,000           48,000       96,000
Wendell W. Lattz........           3 years                 12,000           48,000       96,000
Glenn V.  Batchelder....           3 years                 10,500           42,000       84,000
Anne Nolan..............           3 years                  7,500           30,000       60,000

                             EMPLOYMENT AGREEMENTS

     In December 1995 the Board of Directors determined that the Fluor Daniel Transactions posed significant personal uncertainty to certain key employees who were important to either the consummation and implementation of the Fluor Daniel Transactions, or the realization of the anticipated benefits of the affiliation with Fluor Daniel and the conduct of the Company's business after the Fluor Daniel Transactions, or both. For that reason, the Company entered into employment agreements with certain of its employees, including the named executive officers.

     The employment agreements provide that the named executive officer shall be employed with the Company for a designated period (the "Employment Period").
The Employment Period for Mr. Barber is three years and the Employment Period for the other named executive officers is two years. In general, the employment agreements specify that the named executive officer is to remain employed in a position having comparable responsibilities as that held by the individual on the date of the relevant employment agreement at a salary no lower than the salary payable to the individual on that date, except that Mr. Barber's employment agreement specifies that he be employed as the Chief Executive Officer and as a member of the Board of Directors of the Company. The employment agreements of the other named executive officers state, however, that organizational changes resulting in reassignments or changes in reporting relationships are to be expected and will not by themselves result in a breach of their employment agreements. The employment agreements also provide that the Company will not require the named executive officers to relocate as a condition of continued employment except where relocation is reasonably required by a customer in connection with long-term work for such customer. The employment agreements also provide, however, that the employee consider in good faith any request by the Company to relocate, and contain an acknowledgment by the employee that employment may entail substantial travel, which travel shall not constitute a breach of the employment agreements.

     The employment agreements further provide that the Company may terminate the named executive officer's employment prior to the end of the Employment Period without cause upon thirty days' prior written notice. In the event of a termination without cause, the named executive officer will be entitled to the greater of (a) salary at a rate equal to the employee's salary at the time of termination for the duration of the Employment Period, plus continued payment by the Company of its portion of all health benefits (so long as the named executive officer elects to continue benefits and continues to pay his share of the cost of such benefits) or (b) all amounts payable to the employee under the Company's severance plan as in effect on the date of such termination. In addition, on the date of such termination (x) all stock options held by the named executive officer will automatically become fully exercisable in accordance with their terms and (y) all restrictions on any stock granted by the Company to the named executive officer, including without limitation any repurchase or vesting provisions, will lapse and be of no further force and effect. The named executive officer is also entitled to the above compensation in the event that the Company fails to correct its material breach of the terms of the employment agreement within ten days following written notification of such material breach by the named executive officer.

     Under the employment agreements the Company may terminate the named executive officer's employment prior to the end of the Employment Period for cause upon written notice to the individual. The employment agreements define "for cause" to include one or more of the following: (i) misappropriation by the employee of any money or material amount of other assets or property (tangible or intangible) of the Company; (ii) the individual's continuing, repeated and willful failure or refusal to perform reasonable assignments given to individual which are commensurate with his position or responsibilities; (iii) conviction of the individual of a felony; (iv) material breach by individual of any material Company policy or the terms of any written agreement between named executive officer and the Company. Upon a termination for cause, the Company will pay to the named executive officer salary and benefits owed to him as of the date of such termination. If the named executive officers were terminated without cause on the last day of the Fiscal Year, the approximate value of the severance and other benefits (if the named executive officer had elected to continue health benefits) to such individuals would be as follows: Mr. Barber, $410,495; Mr. Paquette, $84,173; Mr. Lattz, $156,547; Mr. Batchelder, $74,866;
and Ms. Nolan, $70,606.

     BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The executive compensation program is administered by the Compensation Committee of the Board of Directors (the "Compensation Committee"), which is currently composed of Messrs. Bufferd and Green, the two Independent Directors of the Company, and Messrs. Conaway, Myers and Peterson of Fluor Daniel. It has the responsibility for all compensation matters for the Company's senior management. The Compensation Committee alone sets the compensation for Walter C. Barber (the "CEO") and sets the compensation of the other executive officers with recommendation from the CEO. All decisions by the Compensation Committee are submitted to the full Board of Directors for final approval.

     The Securities and Exchange Commission requires disclosure of companies' policies for executive compensation to enable stockholders to better understand the reasons for the compensation of the CEO and the four other most highly compensated executive officers. The disclosure required for these named executive officers includes compensation tables and a report explaining the rationale and considerations that form the bases of the Compensation Committee's executive compensation decisions affecting those individuals. Set forth below is the Compensation Committee's report addressing these matters.

COMPENSATION PHILOSOPHY AND PRINCIPLES

     Under the direction of the Compensation Committee, the Company has maintained the philosophy that compensation of all employees should be closely linked to performance. Consequently, increases of employees' cash compensation in the form of salary and bonus historically have been greater in more profitable years and less in less profitable years. In addition, to provide incentive for the Company's long-term success, certain employees have received options at fair market value that vest over a period of years, and have an opportunity to participate in the Company's Amended and Restated 1986 Employee Stock Purchase Plan, which provides a discount on purchases of the Company's Common Stock through payroll deductions. During the fiscal year, the Compensation Committee adopted a cash-based long term incentive program, discussed below. The Compensation Committee believes that executive officers, who are ultimately responsible for the successful financial performance of the Company, should be compensated under these same principles.

     The Company's vision is to be the recognized world leader in environmental solutions. To achieve this the Company will: have the best people, exceed customer expectations, grow shareholder value, improve through innovation, work as a team, conduct itself ethically and eliminate accidents. To achieve these goals, the Compensation Committee believes the executive compensation program must create financial opportunities for senior managers. The guiding principles of the Compensation Committee are to:

 . Create a compensation program that supports the Company's strategic goals and thus enhances stockholder value;

 . Provide a competitive compensation program to attract and retain qualified senior managers necessary for long-term success;

 . Establish a direct and substantial relationship between cash compensation and performance to motivate senior managers for short-term results;

 . Align the interests of senior managers with the long-term interests of stockholders through award opportunities to receive long-term cash incentives and to acquire the Company's stock; and

 . Reevaluate compensation decisions annually to ensure alignment of compensation practices with the Company's goals.

COMPENSATION POLICIES AND PRACTICES TOWARD EXECUTIVE OFFICERS

     The Compensation Committee made important changes in the Company's executive compensation program for the Fiscal Year. The program has been comprised of cash compensation in the form of base salary, potential profit sharing and bonus, and benefits typically offered executives in corporations of similar size and in similar businesses as the Company. After an evaluation of the compensation program, the Compensation Committee added a cash-based long-term incentive program, and made certain other changes for the 1997 fiscal year.

CASH COMPENSATION

     The Compensation Committee believes that compensation of the Company's executive officers, including the named executive officers, should be substantially linked to operating performance. Base salaries are designed to be competitive within the industry and reflect individual performance. The Bonus Plan is intended to provide opportunity for cash compensation competitive with median levels of the Company's competitors included in the peer group index set forth in the Performance Graph on page 13 of this proxy statement, as well as other companies of similar size included in independent survey data. The Compensation Committee made certain changes for cash compensation to executive officers during the Fiscal Year. Specifically, two executives received increases in base salary, and bonus target amounts were changed from a percentage of base salary to a fixed dollar amount. In addition, to provide cash incentives to all employees, including the CEO and the other executive officers, the Company instituted a new profit sharing plan, which provides that 20% of pre-tax earnings on an annual basis are to be distributed to employees in proportion to their base salary in the form of a contribution to a 401(k) plan. When this plan was adopted, the Company agreed that it would make a minimum contribution of 2% of base salary for fiscal 1997, and would make a minimum contribution of 1% of base salary for fiscal 1998.

     The Compensation Committee also modified the Company's Bonus Plan to provide that bonuses are to be computed using weighted factors tied to key results areas ("KRA's") and individual performance. The Compensation Committee approves target bonus amounts for senior executives based on recommendations of members of the Compensation Committee. Bonuses in excess of the target amount, if any, will be paid in the form of Company stock. Bonuses may not be paid unless the Company's earnings before interest and taxes exceed an amount established by the Compensation Committee in its December meeting.

LONG-TERM INCENTIVE PROGRAM

     Under the Amended and Restated 1987 Stock Plan (the "1987 Plan"), the Compensation Committee had established an incentive program to reward executive officers and others in the Company for delivering long-term value to the Company's stockholders. The 1987 Plan expired in January 1997 and a new plan, the 1997 Stock Plan, was adopted and approved by shareholders in March 1997. This plan carried forward the remaining number of shares authorized by the 1987 Plan. Stock option grants provide executive officers and other senior managers rights to purchase shares of the Company's Common Stock at the fair market value (the closing price of the Common Stock) on the date of grant, which vest over a period of time. Since June 1990 the Compensation Committee has typically granted options upon hire of the executive officer and at

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its June or December meeting each year for all senior managers. In December
1996, the Compensation Committee significantly reduced the number of employees who received an option grant.

     The Compensation Committee also adopted a cash feature which was added to the Company's long-term incentive program. This feature is intended to focus the management team on specific Company earnings objectives approved annually by the Board of Directors. Under this feature, the Compensation Committee may make grants of cash incentive awards which are based upon meeting three-year Company earnings targets established by the Compensation Committee. The cash incentive awards also may be adjusted by the employee's supervisor, or in the case of the CEO, by the Chairman of the Board, based on an individual performance factor multiplier of from 0 to 2.0, as determined by an evaluation of performance relative to the employee's KRA's.

TAX DEDUCTIBILITY LIMIT

     The Omnibus Budget Reconciliation Act of 1993 added Section 162(m) to the Internal Revenue Code of 1986 (the "Code"). Section 162(m) generally provides that certain compensation in excess of $1 million per year paid to a company's chief executive officer and any of its four other highest paid executive officers is not deductible by a company unless the compensation qualifies for an exception. This deduction limit generally applies only to compensation that could otherwise be deducted by a company in a taxable year. The Compensation Committee has reviewed the Company's executive compensation plans and believes that the impact of Section 162(m) upon the Company will not be significant for the next several years because no executive officer of the Company is likely to be paid compensation exceeding $1 million. The Compensation Committee will consider the effect of Section 162(m) in authorizing or recommending future executive compensation arrangements.

CHIEF EXECUTIVE OFFICER'S COMPENSATION

     The Compensation Committee fixed the CEO's base salary at $260,000, the same as the previous two years, and planned no increase in base salary for the next two years. The CEO's target bonus was set, in December 1997, at $70,000 under the Bonus Plan, with any amount in excess of such target to be paid in Company stock. The Board did not increase the CEO's base salary for the Fiscal Year and no bonus was paid to Mr. Barber for the Fiscal Year because the Company did not meet performance goals. However, a bonus of $15,000 in recognition of the outstanding improvements in the Company's safety performance was paid to Mr. Barber.

                    Ernie Green, Chairman
                    Allan S. Bufferd
                    J. Michael Conaway
                    David L. Myers
                    Ronald G. Peterson



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